Ran D. Ben-Tzur

rbentzur@fenwick.com | 310.434.5403

November 15, 2024

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[*]” IN THE LETTER FILED VIA EDGAR.

VIA EDGAR AND ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

Office of Finance

100 F Street NE

Washington, DC 20549

Attention:	Ms. Michelle Miller
Ms. Bonnie Baynes
Ms. Lulu Cheng
Mr. John Dana Brown

Re:	Coinbase Global, Inc.
Form 10-K for Fiscal Year Ended December 31, 2022
Form 10-K for Fiscal Year Ended December 31, 2023
Form 10-Q for Fiscal Quarter Ended June 30, 2024
Response dated May 1, 2024
File No. 001-40289

Ladies and Gentlemen:

On behalf of Coinbase Global, Inc. (the “Company”), in this letter, we respond to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated October 18, 2024 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter, and the Staff’s comments are presented in bold italics. The Company has considered each of these disclosures carefully in light of the Staff’s comments and addressed them as set forth in the responses below.

We and the Company appreciate the Staff’s time to discuss certain of these comments on November 5, 2024 and November 7, 2024. As noted on those calls and in an email to the Staff on November 15, 2024, we respectfully request that the Staff either issue any additional comments by January 10, 2025 or hold a call with the Company and its representatives regarding the Company’s responses prior to that date in order to allow the Company to have sufficient time to incorporate any additional disclosure updates in its Annual Report on Form 10-K for the year ending December 31, 2024 (the “2024 Form 10-K”).

United States Securities and Exchange Commission

Division of Corporation Finance

November 15, 2024

Confidential Treatment Request

Pursuant to 17 C.F.R. § 200.83, we are requesting confidential treatment for portions of the response below reflecting information that we have provided supplementally. We request that these portions, as either indicated by “[*]” or a statement that such information is being provided supplementally to the Staff, be maintained in confidence, not be made part of any public record and not be disclosed to any person, as they contain confidential information, disclosure of which would cause the Company competitive harm. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, we respectfully request that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such documents to the undersigned.

*******

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

November 15, 2024

Form 10-Q for the period ending June 30, 2024

General

1.	We note your response to prior comment 24. In that regard:

•

Please tell us why you believe the Circle Agreement is an ordinary course agreement pursuant to Item 601(b)(10)(ii) of Regulation S-K in light of the fact that you entered into a share transfer agreement on August 18, 2023 to exchange your 50% interest in Centre Consortium LLC to its joint venture partner, Circle US Holdings, Inc., for 3.5% of the fully diluted equity of Circle Internet Financial Limited.

•

Regarding whether you are substantially dependent upon the Circle Agreement, you state in your response that “there are many alternative stablecoin providers with which the Company can enter into similar arrangements.” Please tell us whether there are stablecoin providers available for arrangements with similar terms and transaction volume as provided by the Circle Agreement.

•	Provide us your analysis of whether the Circle Agreement is material to the company within the meaning of Item 601(b)(10)(i) of Regulation S-K, notwithstanding Item 601(b)(10)(ii) of Regulation S-K.

In response to the first bullet point in the Staff’s comment:

The Company advises the Staff that the share transfer agreement with Circle Internet Financial, LLC (“Circle”) does not impact the Company’s analysis of the Circle Agreement under Item 601(b)(10)(ii) because these contracts are separate and distinct from each other. The Circle Agreement governs the ongoing commercial relationship between Circle and the Company. The share transfer agreement governs the Company’s August 2023 acquisition of a small equity interest in Circle in connection with termination of the Centre Consortium by Circle and the Company, the material terms of which were described in detail in Note 11. Prepaid Expenses and Other Current and Non-Current Assets of the Notes to the Company’s consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 (the “2023 Form 10-K”). Additionally, the Company does not believe that the share transfer agreement itself constitutes a material agreement pursuant to Item 601(b)(10) of Regulation S-K. The share transfer had been fully performed as of the date that it was entered into and represented, as of September 30, 2024, a carrying value on the Company’s balance sheet that was 0.02% of the Company’s total assets. Further, the Company advises the Staff that, as previously disclosed, the Company holds numerous strategic investments in privately held companies in the form of equity securities. Therefore, the share transfer agreement does not impact the Company’s analysis with respect to the Circle Agreement because it is a separate contract from the Circle Agreement and it is not a material agreement pursuant to Item 601(b)(10) of Regulation S-K.

In response to the second bullet point in the Staff’s comment:

The Company advises the Staff that the Company does not have an exclusive relationship with Circle and has entered into partnerships with other stablecoin issuers, certain of which similarly involve both revenue sharing and equity investments. There is an increasing number of, and increasing volumes of, stablecoins other than USDC. For example, USDT currently has a larger market capitalization than USDC, and the issuer of USDT has recently self-reported that it has 330 million onchain wallets and accounts. The Company processes more volume in transactions in USDT than USDC on its platform, and USDT is one of the top crypto assets by trading volume on the Company’s platform, behind only Bitcoin and Ethereum, as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarters ended June 30, 2024 (the “Q2 2024 Form 10-Q”) and September 30, 2024 (the “Q3 2024 Form 10-Q”). Additionally, USD-denominated stablecoins have been announced or are already available from issuers such as Ripple, Bitgo, Paxos, First Digital, Agora, and Gemini, among others. PYUSD, a stablecoin issued by Paxos Trust Company in partnership with PayPal, is supported on the Company’s platform and has nearly doubled in market capitalization from the date of the Company’s letter dated May 1, 2024 (the “May Letter”) in response to the Staff’s letter dated April 17, 2024 (the “April Letter”) to the date of this letter. The Company offers a variety of stablecoins denominated in multiple currencies on its platform, and continues to explore partnerships with a number of stablecoin issuers.

In response to the third bullet point in the Staff’s comment:

The Company advises the Staff that the Circle Agreement does not currently constitute a material contract of the Company that is required to be filed within the meaning of Item?601(b)(10)(i) of Regulation S-K. As noted, and for the reasons described in the Company’s prior responses to the Staff, the Company views the Circle Agreement to be part of its normal revenue generating activity and therefore the type of contract that ordinarily accompanies the kind of business conducted by the Company and its subsidiaries. The Company’s business operations are directed at increasing economic freedom by providing a trusted platform that makes it easy for customers to engage with crypto assets, both on and offchain. Stablecoins are one of a number of offerings pursuant to which the Company derives revenue and furthers its mission to increase economic freedom in the world. As noted above, the Company has entered into other agreements with stablecoin issuers, and continues to explore additional partnerships. As a result, the Circle Agreement is a contract deemed to have been made in the ordinary course of the Company’s business and, as such, is not required to be filed pursuant to Item 601(b)(10)(i) of Regulation S-K, which contemplates the filing of contracts that are not made in the ordinary course of business that are material to a registrant.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

November 15, 2024

Cover Page

2.

We note your response to prior comment 1 that you have “initiated a process to identify an address to satisfy the principal executive offices requirement for purposes of [your] filings with the Commission and will disclose such address in the Company’s future filings with the Commission no later than the Company’s Annual Report on Form 10-K for the year ended December 31, 2024.” Please disclose the address of your principal executive offices in your next Exchange Act report.

The Company advises the Staff that beginning with the Company’s Current Report on Form 8-K filed in connection with the Company’s public release of earnings for the quarter ended September 30, 2024 the Company has included, and will include in future filings with the Commission, an address as requested by the Staff.

Note 2. Summary of Significant Accounting Policies, page 12

3.

We note your response to prior comments 18 and 21 and your disclosures on pages 14, 15, 19 and 28 of the June 30, 2024 Form 10-Q and page 140 of the December 31, 2023 Form 10-K, regarding various items that are recognized in transaction expense. In future filings, please expand your transaction expense accounting policy disclosure for each applicable section (e.g. collateral, crypto assets borrowings, accounts and loans receivable, etc.) to describe where realized and unrealized changes in fair value are classified. In addition, given transaction expense appears to include gains and losses related to several different items (e.g. loans receivable, loans payable and collateral), tell us what consideration you have given to providing a table disaggregating this income statement line item in your Management’s Discussion and Analysis.

In response to the Staff’s comment, the Company advises the Staff that, beginning with the Q3 2024 Form 10-Q, the Company has enhanced its disclosures in the Transaction Expense section of its Components of Results of Operations in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) to disclose that the gains and losses on fair value remeasurement of each of these assets and liabilities are included within transaction expense. For the reasons described below, the gains and losses on these assets and liabilities have a net immaterial impact on the Company’s transaction expense (approximately $1.0 million for the six months ended June 30, 2024 and $0.8 million for the nine months ended September 30, 2024). Beginning with the 2024 Form 10-K, the Company will similarly enhance the disclosure regarding its transaction expense accounting policy in Note 2. Summary of Significant Accounting Policies of the Notes to the consolidated financial statements.

The Company further advises the Staff that it already provides a table disaggregating transaction expense in the MD&A included in the Company’s periodic filings with the Commission. The Company refers the Staff to the table at the top of page 48 in the Q2 2024 Form 10-Q and the bottom of page 45 of the Q3 2024 Form 10-Q. The Company does not disclose as separate line items in this table, nor does it quantify in the associated narrative discussion of changes in transaction expense during the period, the offsetting gains and losses on changes in fair value of these assets and liabilities, as they naturally offset each other – gains and losses on the change in fair value of crypto asset borrowings is offset by gains and losses on the change in fair value of the associated crypto assets borrowed and crypto asset loans receivable originated from borrowed assets, while gains and losses on the change in fair value of the obligation to return collateral is offset by the gains and losses on the change in fair value of associated crypto assets held as collateral. Because lending and borrowing transactions have naturally offsetting fair value movements and are fully collateralized and therefore there is limited associated credit risk, these activities have not had, and the Company does not anticipate these activities will have, a material net impact on transaction expense. Accordingly, the Company has not revised its disclosure in MD&A as it does not believe that this information with respect to these activities is material to investors.

The Company also advises the Staff that it has already provided the gross gain and loss amounts in the Notes to the condensed consolidated financial statements specific to these assets and liabilities (including, for example, Note 6. Collateralized Arrangements and Financing and Note 12. Derivatives of the Notes to the condensed consolidated financial statements included in the Q2 2024 Form 10-Q and the Q3 2024 Form 10-Q). Further, the Company refers the Staff to its disclosures in Quantitative and Qualitative Disclosures about Market Risk (“Market Risk”), specifically to the tables on pages 60 and 61 of the Q2 2024 Form 10-Q and pages 58 and 59 of the Q3 2024 Form 10-Q, which quantify the impact of these assets and liabilities on the condensed consolidated balance sheets and statements of operations. The Company advises the Staff that there are no crypto asset or liability positions excluded from the Market Risk disclosure that materially impact transaction expense. The Company has provided below for the Staff’s reference tables showing the gains and losses on changes in fair value of each of these assets and liabilities, cross-referencing to each of the respective disclosures in the Q2 2024 Form 10-Q and the Q3 2024 Form 10-Q where the amounts are shown. Amounts below are the gains (losses) on the respective exposures recognized during the six months ended June 30, 2024 and the nine months ended September 30, 2024.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

November 15, 2024

Six Months Ended June 30, 2024
Crypto asset borrowings (see Note 12)	$(49,815)
Obligation to return collateral (see Note 12)	(32,092)
Crypto assets pledged as collateral (see Note 12)	—

Gross Financing Derivatives (see Market Risk)	(81,907)
Crypto asset loan receivables originated from borrowed assets	(3,555)
Crypto assets borrowed (see Note 6)	53,370
Crypto assets held as collateral (see Note 6)	32,092

Net Financing Positions (see Market Risk)	$—

Nine Months Ended September 30, 2024
Crypto asset borrowings (see Note 12)	$(26,018)
Obligation to return collateral (see Note 12)	(30,511)
Crypto assets pledged as collateral (see Note 12)	—

Gross Financing Derivatives (see Market Risk)	(56,529)
Crypto asset loan receivables originated from borrowed assets	(4,555)
Crypto assets borrowed (see Note 6)	30,573
Crypto assets held as collateral (see Note 6)	30,511

Net Financing Positions (see Market Risk)	$—

As illustrated above, these gains and losses are naturally offsetting, all within transaction expense. This is because the underlying asset and liability positions are matched, in total and on an asset by asset basis, such that they move in tandem, and there is negligible associated credit risk or market risk that could result in a material loss. The Company believes that expanding the transaction expense table to provide these eight additional rows each period would not be meaningful to, and would potentially confuse, investors as these are not, nor does the Company anticipate they will be, drivers of transaction expense. The Company also believes that doing so would be inconsistent with Staff guidance on not repeating disclosures throughout the filings. This information, in the context of a discussion of changes in transaction expense, is not meaningful, and potentially would lead to confusion with respect to the true drivers of changes in the Company’s expenses between periods and the possible material drivers of future expenses. If such activities were to drive material changes in results between periods, the Company would disclose the drivers of such changes in the applicable period, including gains and losses associated with the items identified by the Staff.

The Company advises the Staff that these gains and losses are unlike the other variables the Company discusses in MD&A which do in fact drive the Company’s transaction expense. Unlike the variables disclosed in MD&A, the gains and losses noted in the Staff’s comment move in tandem in a manner that naturally offset one another. The Company also advises the Staff that it surveyed and did not find similar disclosure to that requested by the Staff in the Commission filings of other financial services companies and, if in the future the Company’s underlying exposures driving such gains and losses in a period are disconnected or otherwise have associated unsecured credit risk in a manner that results in independently driving transaction expense in a material manner, the Company will, as noted above, disclose such gains and losses.

Crypto Assets Held for Operations, page 14

4.

We note your response to prior comment 16 and your enhanced disclosure that you may receive crypto assets as a form of payment for certain services. We further note your statement that those crypto assets are converted to cash near immediately. Please address the following with respect to your response and revised disclosure:

•

Tell us the timeframe you consider to be “near immediate” for these purposes. In your response, explain to us why you recorded a gain of $86.4 million and a loss of $31 million for the three months ended March 31, 2024 and June 30, 2024, respectively, on crypto assets held for operations, despite disposing of the assets in a near immediate timeframe.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

November 15, 2024

•

Tell us how you have determined that crypto assets held for operations comply with ASC 350-60-50-5 and thus do need not be included in disclosures required by paragraphs 3 and 4 for ASC 350-60-50. In this regard, it appears that crypto assets held for operations are not strictly converted to fiat but may be used for other purposes (e.g. funding loans receivable or used timely to fulfill corporate expenses).

In response to the first bullet point in the Staff’s comment:

Crypto assets held for operations are primarily received from the Company’s ordinary revenue generating activities (such as transaction fees earned in crypto assets, blockchain rewards, etc.) and are tracked separately from the Company’s crypto assets held for investment. The Company either liquidates or uses crypto assets received from these revenue generating activities to pay miner fees and staking rewards, and make other crypto denominated vendor payments. The Company maintains low target minimum balances that it keeps for crypto assets held for operations to ensure that it can always pay crypto-denominated expenses, and it accounts for these assets on a first-in-first-out basis. The Company does not hold, and has never held, these assets with the intent to earn a profit or sell based on market conditions. These balances of crypto assets held for operations are segregated and, by company policy, they are not eligible to be used for a purpose other than in connection with its operating activities (i.e. they can’t be used for investment).

ASU 2023-08 does not define “near immediately” and refers to Accounting Standards Codification (“ASC”) 230-10-45-27A, which defines “near immediately” in this context as “referring to a short period of time that is expected to be within hours or a few days rather than weeks.” The crypto asset held for operations turnover timing is driven primarily by the Company’s operational liquidation process and expense payment cycles. The Company has implemented controls to evaluate its turnover regularly to ensure it is compliant with near immediate turnover. During the nine months ended September 30, 2024, the Company’s weighted average turnover of crypto assets held for operations was less than eight days, which the Company believes is consistent with the term “near immediately.”

[*]

The Company advises the Staff that the net gain recorded by the Company on crypto assets held for operations for the three months ended March 31, 2024 was a result of rapid price appreciation of crypto assets coupled with crypto market volatility experienced during the first quarter of 2024. For example, during the first quarter of 2024, prices for BTC, ETH, and SOL, which comprise the majority of our crypto assets held for operations, rose 69%, 60%, and 99%, respectively, and the Company had gross inflows of these three assets of [*] and gross outflows of [*] in the same period through its operational liquidations and crypto asset expense payments.

The $31.0 million net loss recorded by the Company on crypto assets held for operations for the three months ended June 30, 2024 was a result of declining prices after a period of rapid price appreciation. In the second quarter of 2024, the prices of BTC, ETH, and SOL declined 12%, 6%, and 28%, respectively, and the Company had gross inflows of these three assets of [*] and outflows of [*] in the same period through its operational liquidations and crypto asset expense payments.

The Company recorded a net gain on crypto assets held for operations of $0.1 million for the three months ended September 30, 2024, as reported in the Q3 2024 Form 10-Q.

In response to the second bullet point in the Staff’s comment:

The Company further advises the Staff that crypto assets held for operations comply with ASC 350-60-50-5 as they are nearly immediately converted to cash or used to pay miner fees and staking rewards, and make other crypto denominated vendor payments, and therefore do not need to be included in disclosures required by ASC 350-60-50-3 and ASC 350-60-50-4. The Company has not funded loans receivable with its crypto assets held for operations, which the Company has clarified through revised disclosure on page 17 of the Q3 2024 Form 10-Q, and only uses such assets for the aforementioned activities. The Company believes that utilizing crypto assets held for operations to fulfill corporate expenses nearly immediately from initial receipt should be excluded from the disclosures for the same reason as crypto assets converted nearly immediately to cash: as noted in paragraph BC68 of ASU 2023-08, it does not provide investors with meaningful information because the Company has no ongoing risk exposure to crypto assets, even if that activity was significant during the period and therefore that the Company has complied with the requirements of ASC 360-60-50-5. Accordingly, no reconciliation is provided for crypto assets held for operations, and this activity is presented net within changes in operating assets and liabilities in Other current and non-current assets in the statements of cash flows, as presented in Note 20. Supplemental Disclosures of Cash Flow Information.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

November 15, 2024

5.

It appears you present crypto assets held for operations as a component of other current assets. Please tell us how your presentation is consistent with ASC Topic 350-60-45-1 which requires crypto assets to be presented separately from other intangible assets in the statement of financial position.

The Company advises the Staff that crypto assets held for operations are not considered material, representing less than 0.03% of the Company’s total assets as of both June 30, 2024 and September 30, 2024, as reported in the Q2 2024 Form 10-Q and Q3 2024 Form 10–Q, respectively, and that the Company does not expect crypto assets held for operations to become material in the future. Due to this, the Company has presented these crypto assets within Other current assets on the Company’s condensed consolidated balance sheets, and separately disclosed the assets in Note 10. Other Condensed Consolidated Balance Sheets of the Notes to the condensed consolidated financial statements included in the Q2 2024 Form 10-Q and the Q3 2024 Form 10-Q. Moreover, the Company advises the Staff that no intangible asset other than goodwill and the crypto assets held for investment currently exceeds 5% of the Company’s total assets, and therefore the Company is not required pursuant to Rule 5-02 of Regulation S-X to state separately in its statement of financial position any such item. Accordingly, goodwill and the material crypto asset balances are presented separately on the Company’s consolidated balance sheets and other intangible assets are presented separately and condensed within Other non-current assets on the Company’s consolidated balance sheets. Notwithstanding the above, in order to present a complete picture of the crypto assets held on the face of the consolidated balance sheets, beginning with the 2024 Form 10-K, the Company will present crypto assets held for operations as a line item on the face of its consolidated balance sheets.

Note 5. Revenue, page 17

6.	We acknowledge your response to prior comments 17 and 24. Please address the following:

•

In your response, you indicate that you do not account for stablecoin revenue in accordance with ASC 606 in part because you have determined Circle does not meet the definition of a customer. Provide us with a detailed analysis of the authoritative accounting guidance that you do apply to your stablecoin revenue recognition and how that guidance supports your recognition both prior to and after the August 2023 changes to your agreements with the issuer of USDC. As part of your response, explain to us how your application of ASC 860 is relevant to the recognition of stablecoin revenue, which appears to be related to the return on reserve assets held by Circle.

•

Expand your analysis to include a more robust discussion of why you believe Circle is not a customer under ASC 606 and why Circle does not obtain goods or services that are an output of the Company’s ordinary activities. In that regard, we note that revenue generated from your agreement with Circle comprised approximately 22% and 15% of total revenue for the year ended December 31, 2023 and six months ended June 30, 2024, respectively.

•

Tell us what your obligations are under each of the original and current agreements including the specific formulas used to calculate your share of stablecoin revenue, what specifically your agreement with Circle requires of you and who controls reserves.

•

Tell us how you considered USDC purchaser redemption rights, including that purchasers who acquire USDC from you cannot redeem directly with Circle, in your determination that compensation from your arrangements with Circle is revenue.

•	Supplementally provide us with the original and current agreements that govern how revenue is paid from Circle to Coinbase.

The Company advises the Staff that the Company and Circle entered into an arrangement in 2019 (the “Original Distribution Agreement”) under which the Company earned income generated from USDC reserves based on the amount of USDC distributed by each respective party and the amount of USDC held on each respective party’s platform in relation to the total amount of USDC in circulation. The Company did not have any obligation to distribute USDC as part of this arrangement.

In August 2023, the Company entered into the Circle Agreement, pursuant to which the Company earns income for its role in the distribution of USDC and growth of the USDC ecosystem. These payments are determined based on the daily income generated from the reserves backing USDC, less the management fees charged by non-affiliated third parties for managing such reserves (such as asset management and custody fees) and certain other expenses (the “payment base”). From the payment base, (i) Circle retains a portion based on the amount of USDC in circulation on such day, in consideration of its role as stablecoin issuer and which is designed to reimburse Circle for indirect costs of issuing stablecoins and the management of the associated reserves, such as maintaining related accounting, treasury, regulatory, and compliance functions, (ii) the Company and Circle each receive an amount equal to the remaining payment base multiplied by the percentage of such stablecoin that is held in the applicable party’s custodial products or managed wallet services at the end of such day, and (iii) the Company receives 50% of the remaining payment base. At all times, the dollar denominated assets held as reserves for the benefit of USDC holders are managed by Circle, while the Company has agreed to distribute and resell USDC and other applicable stablecoins issued by Circle. The dollar denominated assets held as reserves for the benefit of USDC holders are not controlled nor consolidated by the Company.

The Company advises the Staff that the accounting analysis provided in the May Letter in response to the Staff’s comment 17 contained in the April Letter is applicable to both the Original Distribution Agreement and the Circle Agreement. Therefore, the Company refers the Staff to its previous response contained in the May Letter.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

November 15, 2024

The Company performed a detailed accounting analysis of the Circle Agreement and first considered whether the Circle Agreement met the definition of a financial instrument, as defined in the ASC 825 –Financial Instruments (“ASC 825”). The Circle Agreement does not represent cash or evidence of ownership in an entity. Further, it does not impose an obligation or convey the right to deliver or receive cash or another financial instrument or exchange other financial instruments. Therefore, the Company determined that the Circle Agreement does not meet the definition of a financial instrument in accordance with ASC 825-10-20 and is not within the scope of ASC 825.

The Company considered whether the Circle Agreement is a derivative instrument in accordance with ASC 815 –Derivatives and Hedging (“ASC 815”). In accordance with ASC-815-10-15-59(d), contracts that are not exchange-traded and where the underlying on which settlement is based on specified volumes or service revenues of one of the parties are explicitly excluded from ASC 815. As the underlying is based, in part, on the interest revenues of Circle, the Circle Agreement would meet this scope exception. Further, in accordance with ASC 815-10-15-83 and ASC 815-10-15-92, the Circle Agreement does not contain a stated minimum notional amount or a determinable notional for the determination of the monthly settlements. The base for determination of the payment is variable and is dependent on the actual reserves held by Circle. Further, the Circle Agreement does not contain a payment provision that specifies a fixed or determinable settlement to be made if the underlying behaves in a specified manner. Therefore, both a scope exception applies and the notional criterion above is not met and the Circle Agreement does not meet the definition of a derivative and is not within the scope of ASC 815.

The Company considered whether the Circle Agreement is a collaborative arrangement in accordance with ASC 808 –Collaborative Arrangements (“ASC 808”). The Company notes that while the Circle Agreement refers to agreeing on terms related to USDC and other stablecoins and outlines certain criteria for meeting product thresholds, the terms of the Circle Agreement do not outline any specific joint operating activity whereby both parties are active participants that are exposed to significant risks and rewards depending on commercial success of the activity in accordance with ASC 808-10-20. Therefore, the Circle Agreement is not within the scope of ASC 808.

As noted, and for the reasons described in the Company’s prior response to the Staff, the Company considered whether the Circle Agreement is within the scope of ASC 606 –Revenue from Contracts with Customers (“ASC 606”) and concluded that Circle is not a customer.

The Company considered whether it is providing an agency service to Circle by connecting Circle with the customers on the Company’s platform or whether the Company is a principal in its relationships with both Circle and the Company’s customers.

As USDC is a financial asset given it is redeemable on a one-to-one basis for U.S. dollars, the resale of USDC by the Company to the Company’s customers falls within the scope of ASC 860 –Transfers and Servicing of Financial Assets (“ASC 860”) as financial instruments are explicitly scoped out of ASC 606 by ASC 606-10-15-2. As ASC 860 does not provide specific guidance on the principal versus agent determination, the Company looked to ASC 606 by analogy.

The Company believes that ASC 606 provides an appropriate framework to analogize in the context of whether the Company is the principal to the Company’s customers or serves as an agent between Circle and the Company’s customers, as the Company evaluated whether the Circle Agreement is within the scope of ASC 606. ASC 606-10-25-25 defines control as “the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. Control includes the ability to prevent other entities from directing the use of, and obtaining the benefits from, an asset.” ASC 606–10-55-37 further indicates that an entity is a principal if it controls a good or service before that good or service is transferred to a customer. ASC 606-10-55-39 provides indicators to support an entity’s evaluation of control. The Company obtains control of the USDC received from Circle and can direct the use of such USDC (for example, sales to customers on the Company’s platform, sales to customers off-platform, payments to vendors, use in Prime Financing) such that it can obtain substantially all of the remaining benefits of the USDC.

ASC 606-10-55-39 considerations were as follows:

1.	Primary responsibility for fulfillment of USDC

The Company’s customers can purchase USDC directly from the Company’s platform once they have agreed to the Company’s user terms. Per the Company’s user agreement, the Company is primarily responsible for the delivery of USDC to the Company’s customers if purchased from the Company’s platform.

2.	Inventory risk

The Company acquires USDC from Circle using its own funds before reselling it to its customers and holds material USDC “inventory” to facilitate customer orders. The Company does not have any transactions or any bids with its customers lined up prior to acquiring USDC from Circle. If the Company is unable to sell USDC to its customers, it would hold USDC in inventory. Moreover, if the Company holds inventory on any USDC supported blockchain, it is exposed to the risk of loss in the event that there are any attacks or delays on such blockchain.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

November 15, 2024

3.	Discretion in establishing price

The Company has discretion in the fees the Company charges to its customers for USDC transactions, whether to repurchase USDC from its customers and whether to transact or sell USDC off-platform.

Based on the factors above, under ASC 606-10-55 the Company concluded that it is considered a principal in purchasing USDC from Circle as it obtains control over USDC prior to transferring to the Company’s customers and is not providing an agency service to Circle by connecting Circle with the customers on the Company’s platform. Therefore, the Company would treat its purchases and sales of USDC with the Company’s customers as transactions among holders of USDC and would be considered the principal in those subsequent sales and repurchases. Thus, the Company concluded it does not act as an agent in providing USDC reselling services to Circle under the Circle Agreement and that the relationship with Circle is more akin to a vendor relationship.

Therefore, the guidance in ASC 606 is not applicable as Circle is not considered to be a customer.

The Company further considered whether the purchaser redemption rights would impact the accounting for the Circle Agreement. As the Company is a principal in both purchasing USDC from Circle and in the subsequent sales and repurchases with the Company’s customers, such rights are only relevant in evaluating those separate contractual arrangements and not in evaluating the Circle Agreement.

Therefore, as documented in the May Letter, the Company treats the arrangement as an executory contract. In other words, the Circle Agreement is accounted for on an accrual basis with respect to each monthly calculation period.

The Company applies the guidance in ASC 450-30 on gain contingencies, which states that a contingency that might result in a gain should not be reflected in financial statements because to do so might be to recognize revenue before it is realizable. The income that the Company earns from the Circle Agreement depends on inputs within the payment base that are not known until the end of the calculation period, and accordingly, there exists a contingency. Therefore, the Company does not recognize any amount due under the Circle Agreement until the income on reserves is generated for the calculation period and becomes realizable.

ASC 450-30-20 defines a gain contingency as an “existing condition, situation, or set of circumstances involving uncertainty as to possible gain to an entity that will ultimately be resolved when one or more future events occur or fail to occur.”

ASC 450-30-25-1 indicates that a gain contingency should not be recognized “before its realization.” The realization of a gain occurs at the earlier of when the gain is realized or when it is realizable. Revenues and gains are realized when products (goods or services), merchandise, or other assets are exchanged for cash or claims to cash. Revenues and gains are realizable when related assets received or held are readily convertible to known amounts of cash or claims to cash. A claim to cash supporting realization of a gain will often be in the form of a receivable which may arise through a legally binding contractual arrangement detailing payment terms. Substantially all uncertainties about the realization of a gain contingency should be resolved before the gain contingency is considered realized or realizable and recognized in the financial statements.

Further, for an entity to recognize a gain contingency, the claim to cash must meet the definition of an asset. Paragraph E17 of Chapter 4 of FASB Statement of Financial Accounting Concepts No. 8 provides that an asset has the following two essential characteristics:

a. It is a present right.

b. The right is to an economic benefit.

The Company has a contractual right under the Circle Agreement to receive payments for a share of income generated on USDC reserves held by Circle as detailed above. The amount of the payments to be received for each given month is determined based on certain inputs which are determined on a daily basis, and certain inputs determined on a monthly basis, based on terms of the Circle Agreement. The final amount for the period is determined by the Company and Circle on a monthly basis. The Circle Agreement further stipulates that failure to issue an invoice does not constitute a breach under the agreement or a waiver of a right to receive a payment. The payment is then remitted by Circle to the Company on or prior to the last day of the following calendar month.

All the calculation steps that determine monthly payments are clearly stipulated as part of the Circle Agreement. At the end of the month, once daily amounts are added up, the Company has the claim to payment in the form of a receivable that is a present right to an economic benefit and would be considered an asset. Further, the right to this receivable is not dependent on the Company issuing the invoice.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

November 15, 2024

The Company further considered the following factors to determine whether the gain contingency would be realized or realizable for the Circle Agreement:

•	Are the amounts to be received and the timing of those receivables known?

•

As discussed above, the amount to be received is known at the end of the month based on daily and monthly inputs and the predetermined calculation. The timing of when the payment will be received is also known and clearly stipulated by the agreement.

•	Are there any remaining legislative or regulatory approvals needed?

•	There are no remaining legislative or regulatory approvals that would be required by the agreement to determine payment.

•	Is the collectability of payment assured?

•	Based on the Company’s prior history with Circle, the Company determined that there is no concern around collectability of the payment under the Circle Agreement.

•	Are there relevant parties contesting the payment or amount of payment due?

•

While the Circle Agreement includes provisions whereby each party can dispute the calculation and pursue a true-up reimbursement for a given month, the amount to be received in any current or future period is not reduced or adjusted for any such disputed amounts, which are subject to separate dispute provisions. Therefore, the dispute does not result in a current or future payment being contested, though it may result in a true-up of the payment received for a prior month, which is a normal business practice.

•	Are the amounts received nonrefundable upon receipt and not subject to any clawback?

•

The amounts received under the Circle Agreement are nonrefundable and not subject to clawback or reimbursement, except that, as noted above, amounts paid may be reimbursed or trued-up if the parties agree that there has been an overpayment or underpayment, respectively, in a prior period.

•	Is realization contingent on the Company’s future performance or future events outside of the Company’s control?

•

The Circle Agreement does not require any future performance by the Company or the occurrence of any future events. As discussed above, amounts to be received under the Circle Agreement are based on daily inputs and realization is only contingent on the passage of time.

Based on the above considerations, the Company expects the payment amounts under the Circle Agreement to be realizable at the end of each month and would be accrued at the end of each month.

The Company further advises the Staff that the calculation of income under the Original Distribution Agreement with Circle applies the same accounting guidance cited above and results in the same accounting conclusion as concluded for the Circle Agreement. More specifically under the Original Distribution Agreement, the Company has concluded that the Original Distribution Agreement is not a financial instrument, does not qualify for derivative accounting treatment, is not a collaborative arrangement, is not a contract with a customer, and is not subject to any other accounting policy under GAAP. Accordingly, the Company treats the Original Distribution Agreement as an executory contract and accounts for it on an accrual basis with respect to each monthly calculation period.

Per the Staff’s request, the Company is supplementally providing the Staff, under separate cover, with copies of the original and current agreements that govern how revenue is paid from Circle to the Company and is requesting confidential treatment with respect to such agreements.

Note 6. Collateralized Arrangement and Financing Loans and related collateral, page 17

7.	Please tell us and enhance your disclosures in future filings to address the following:

•

Clarify how you account for Prime Lending interest income and fees. In your response and revised disclosure, address when interest income is accrued, and how you account for any differences between the value of consideration on the date of accrual and date of settlement.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

November 15, 2024

•

In your response, you indicate that interest on loans may be paid by the borrower in cash. When interest is paid in cash, it is calculated in crypto units and converted to a cash amount using the end of month spot price for the crypto asset lent. Explain to us how you account for any difference between the accrued daily amount of interest due and the amount paid based on the end of month crypto spot price.

•	Clarify where Prime Lending interest income and fees are recognized in the statements of operations.

In response to the first and second bullet points in the Staff’s comment:

The Company advises the Staff that revenue from Prime Lending interest income and fees is primarily accounted for using the interest method, as disclosed in Note 2. Significant Accounting Policies of the Notes to the consolidated financial statements included in the 2023 Form 10-K. Under this method, interest income and fees are accrued using the interest method over the term of the loan where fiat or USDC is lent under ASC 835. Where crypto assets are lent, Prime Lending income and fees are recognized on an accrual basis over the over term of the loan.

The Company advises the Staff that revenue from Prime Lending interest income and fees is immaterial, at $31.6 million for the six months ended June 30, 2024 and $47.0 million for the nine months ended September 30, 2024, comprising just 1% of the Company’s total revenue for these periods, and further advises the Staff that differences between the value of consideration on the date of accrual and the date of settlement, including differences between the accrued daily amount of interest due and the amount paid based on the end of month crypto spot price, have an immaterial impact on the Company’s net income (at less than $1.0 million for each of the six months ended June 30, 2024 and the nine months ended September 30, 2024). While revenue from Prime Lending interest income and fees has grown over time, given the current magnitude of this revenue, the Company does not believe further disclosure would provide meaningful information to investors. Further, as discussed in MD&A in the Q2 2024 Form 10-Q and the Q3 2024 Form 10-Q, such revenue is included within Interest and finance fee income, which is part of the Company’s subscription and services revenue. The Company will continue to evaluate its disclosure as it relates to revenue from Prime Lending interest income and fees in its future filings with Commission, if such revenue becomes material in future periods.

In response to the third bullet point in the Staff’s comment:

The Company advises the Staff that, as disclosed in Note 5. Revenue of the Notes to the condensed consolidated financial statements included in the Q2 2024 Form 10-Q and the Q3 2024 Form 10-Q, and in particular in footnote 2 to the first table included therein, revenue from Prime Lending interest income and fees is reported within Interest and finance fee income, which is part of the Company’s subscription and services revenue, in the table within the note (and in the corresponding table in MD&A).

8.

We note your response to prior comment 22 and your disclosure that you adopted ASU 2023-08 effective January 1, 2024, including disclosure of reconciliations for crypto assets held as collateral, crypto assets borrowed, and crypto assets held for investment as required. Please address the following:

•	Revise to present realized and unrealized changes in fair value for crypto assets held for investment.

•

Provide us and include in future 2024 quarterly reports, all the annual reconciliations as required, including a schedule that aggregates all crypto asset transactions as required. Refer to ASC 350-60-50-3, ASC 250-10-50-2 and Rule 10-01(b)(7) of Regulation S-X.

•	Tell us how you considered disaggregating customer collateral pledged, not recognized by type of crypto asset (bitcoin, ether, etc.).

•

Clarify for us whether assets held in Coinbase accounts designated as collateral are included in the customer collateral pledged, not recognized disclosed on page 19. If assets in accounts designated as collateral are not included in this balance, explain to us how you considered the need to disclose these collateralized assets.

•	Explain to us how you determined fiat held in Coinbase accounts designated as collateral should not be recorded by the company and cite the relevant accounting literature.

In response to the first bullet point in the Staff’s comment:

The Company advises the Staff that it separately disclosed realized and unrealized changes in fair value for crypto assets held for investment in the reconciliation provided in Note 8. Crypto assets held for investment of the Notes to the condensed consolidated financial statements included in the Q2 2024 Form 10-Q. The realized gains and losses on changes in fair value are disclosed in footnote 3 to the rollforward table on page 22 of the Q2 2024 Form 10-Q, and the unrealized gains and losses on changes in fair value comprise the remainder of the amounts in the table to which the footnote corresponds.

In order to clarify this disclosure, the Company advises the Staff that, beginning with the Q3 2024 Form 10-Q, the Company has revised footnote 3 to the table to provide not only the realized amounts but also the unrealized amounts, which as noted earlier, are the remainder. The Company refers the Staff to the reconciliation table on page 21 of the Q3 2024 Form 10-Q.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

November 15, 2024

In response to the second bullet point in the Staff’s comment:

The Company further advises the Staff that it has provided the annual reconciliations required within its Quarterly Reports on Form 10-Q filed during fiscal year 2024, including the rollforward of crypto assets required by the rules referenced in the Staff’s comment. Such reconciliations can be found on pages 18, 19, and 21 of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (the “Q1 2024 Form 10-Q”), on pages 19, 20, and 22 of the Q2 2024 Form 10-Q, and on pages 18, 19, and 21 of the Q3 2024 Form 10-Q. The Company has presented crypto assets held on a disaggregated basis by intangible asset class in the Company’s financial statements, including the Notes thereto, as permitted by ASC 350-60-45-1. The Company believes this disaggregation provides detail helpful to investors due to the differing nature of the activity for each asset class, and further believes applying this same level of disaggregation to the reconciliations enables investors to tie the balances and activity therein to the associated line items in the Company’s consolidated financial statements. Investors are able to aggregate the reconciliations provided in combination with the beginning and ending crypto assets held for operations balances to arrive at an aggregated rollforward for all crypto assets held. A reconciliation is not provided for crypto assets held for operations as the crypto assets are converted to cash nearly immediately or are used timely to fulfill corporate expenses (which as noted above the Company believes is analogous to cash conversion), in accordance with ASC 350-60-50-5.

The Company advises the Staff that crypto asset loans receivable and crypto asset borrowings are not within the scope of ASC 350-60 or other prescriptive GAAP or authoritative literature that the Company is aware of that requires disclosure of reconciliation of crypto asset loans receivable or crypto asset borrowings. In-period activity with respect to these accounts related to the origination and repayment of such loans and borrowings is available within the Company’s consolidated statement of cash flows and Notes to the consolidated financial statements. The Company will update its disclosures, beginning with its 2024 Form 10-K, to include the remeasurement gains and losses on crypto asset loans receivable and crypto asset borrowings.

In response to the third bullet point in the Staff’s comment:

The Company further advises the Staff that the Company is not aware of a rule that requires disclosure of customer collateral pledged but not recognized as collateral, disaggregated by asset type. Rather, since ASC 350 is not applicable to collateral that is not recognized on the balance sheet, the Company applies ASC 860 for this collateral, which requires disclosure of the fair value of the collateral and the fair value of any portion sold and repledged, as well as information about the sources and uses of the collateral. Further, as disclosed in Note 6. Collateralized Arrangements and Financing of the Notes to the condensed consolidated financial statements included in the Q2 2024 Form 10-Q, because the collateral requirements for all loans outstanding, including customer loans not meeting recognition criteria, always meet or exceed 100% of the fair value of the respective loans and the Company adheres to strict internal risk management and liquidation protocols for loan counterparty defaults, the Company’s credit exposure is significantly limited. Notwithstanding this, beginning with the Q3 2024 Form 10-Q, the Company has provided disclosure of customer assets pledged as collateral but not recognized as collateral disaggregated by crypto assets, USDC, and fiat. Further, the Company advises the Staff that although the collateral is not recognized on the consolidated balance sheet as a collateral asset, the associated assets may be recognized in other ways in the Company’s consolidated financial statements, and the Company satisfies the respective disclosure requirements where required. The Company has clarified this in Note 6 of the Notes to the condensed consolidated financial statements included in the Q3 2024 Form 10-Q.

In response to the fourth bullet point in the Staff’s comment:

The Company advises the Staff that it discloses all collateral pledged, presenting it in the line items in the referenced table on page 19 of the Q2 2024 Form 10-Q and on page 18 of the Q3 2024 Form 10-Q, based on the conditions described in that footnote and summarized below:

•

Obligation to return collateral – comprises (i) fiat collateral received into a Coinbase controlled collateral wallet or (ii) USDC or crypto assets as collateral received into a Coinbase controlled collateral wallet or user wallet but where the Company has contractual rights to sell, pledge, or rehypothecate the collateral. This collateral is recognized in the following balance sheet locations:

•	Cash and cash equivalents, USDC, or crypto assets held as collateral, as dictated by the asset

•	Obligation to return collateral

•

Customer collateral pledged, not recognized as collateral – comprises collateral (i) pledged from a user wallet that the Company does not control despite that wallet being on the Company’s platform, (ii) received into a Coinbase controlled collateral wallet but where the Company does not have the right to sell, pledge, or rehypothecate the collateral, or (iii) received into a Coinbase controlled collateral wallet or user wallet where the Company has rights to sell, pledge, or rehypothecate the collateral but the Company does not recognize the collateral in accordance with the guidance within ASC 860-30-25-5 for non-cash collateral. Though not recognized as collateral, this collateral is recognized in the following balance sheet locations, as applicable:

•	Customer custodial funds and customer custodial cash liabilities if the collateral is fiat

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

November 15, 2024

•	Safeguarding customer crypto assets and Safeguarding customer crypto liabilities if the collateral is USDC or crypto assets (excepting the next bullet)

•	Not recognized where the collateral is crypto assets pledged to secure a fiat or USDC loan and we do not sell or rehypothecate the collateral

The Company will enhance its disclosures with respect to these policies in the 2024 10-K to provide information similar to that set forth in this response.

In response to the fifth bullet point in the Staff’s comment:

The Company advises the Staff that fiat pledged by customers as collateral is accounted for in one of two ways, depending on whether the Company has control of the collateral, as noted above, as disclosed in Note 6. Collateralized Arrangements and Financing of the Notes to the condensed consolidated financial statements included in the Q2 2024 Form 10-Q and the Q3 2024 Form 10-Q, and as restated here in isolation from discussion of the accounting for other forms of collateral:

•

If the Company receives fiat collateral into a Coinbase controlled collateral wallet, the Company records the collateral in Cash and cash equivalents and a corresponding liability in Obligation to return collateral on the Company’s condensed consolidated balance sheets.

•

If a customer pledges fiat collateral from a user controlled wallet and the Company does not obtain control, the collateral is recorded in Customer custodial funds and Customer custodial cash liabilities on the Company’s condensed consolidated balance sheets.

Further, the Company advises the Staff that the accounting guidance supporting this accounting is ASC 860-30-25-3, which provides that a secured party (lender) records fiat collateral when it is received with an obligation to return it to the obligor (borrower). Where such fiat collateral is in a user-controlled wallet, the lender has not actually received the fiat collateral as it is not within the lender’s control. Accordingly, such collateral is not within the scope of ASC 860-30-25-3 and should not be recognized by the lender within cash and cash equivalents. The Company will enhance its policy disclosures with respect to fiat collateral in the 2024 10-K to provide information similar to that set forth in this response.

9.

We note your response to our prior comment 10. In your response you indicate that you do not derecognize loaned USDC following the guidance in ASC Topic 860. Tell us how you have considered the fact that possession of the USDC has been transferred to counterparties in these transactions, and whether you believe counterparty risk should be reflected in your accounting for loaned USDC. Provide the basis for your conclusion in your response. In addition, tell us whether you pledged any USDC as collateral as of year-end and the most recent interim period end, and the amount of USDC pledged.

The Company advises the Staff that though possession of USDC loaned is transferred to counterparties under USDC lending arrangements, the Company maintains effective control over the transferred USDC because the counterparty has an obligation to return the same quantity of USDC back to the Company.

The Company applies ASC 860 to the Company’s lending of USDC as USDC held by the Company is accounted for as a financial asset. Each unit of USDC is considered an entire financial asset, as it can be separately transferred from other units, and represents a digital unit that is individually backed by and individually redeemable from the issuer of USDC. ASC 860 provides that if the transferor of financial assets has any “continuing involvement” in the financial assets transferred, then the three conditions in ASC 860-10-40-5 must be satisfied in order to achieve sale accounting and derecognize the transferred financial assets. Specifically, ASC 860-10-40-24 provides a list of factors related to an agreement that both entitles and obligates the transferor to redeem or repurchase the transferred financial asset from the transferee such that the transferor maintains effective control over the financial asset, which the Company has evaluated as follows:

a.

The financial assets to be repurchased or redeemed are the same or substantially the same as those transferred. To be substantially the same, the financial asset that was transferred and the financial asset that is to be repurchased or redeemed must have all of the following characteristics:

1.

The same primary obligor (except for debt guaranteed by a sovereign government, central bank, government-sponsored enterprise or agency thereof, in which circumstance the guarantor and the terms of the guarantee must be the same).

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

November 15, 2024

The primary obligor of the USDC that will be redeemed is the same as the obligor of the USDC transferred, which is the issuer of USDC, Circle.

2.	Identical form and type so as to provide the same risks and rights.

Yes. The USDC transferred has the same risks and rights as the USDC that will be redeemed.

3.	The same maturity (or in the circumstance of mortgage-backed pass-through and pay-through securities, similar remaining weighted-average maturities that result in approximately the same market yield).

Yes. The transferred and redeemed USDC both have open maturities (they can be redeemed from Circle at any time).

4.	Identical contractual interest rates.

Yes. Both the transferred and redeemed USDC bear no interest.

5.	Similar assets as collateral.

Yes. Both the transferred and redeemed USDC will have US dollars as the underlying collateral.

6.

The same aggregate unpaid principal amount or principal amounts within accepted good delivery standards for the type of security involved. Participants in the mortgage-backed securities market have established parameters for what is considered acceptable delivery. These specific standards are defined by the Securities Industry and Financial Markets Association and can be found in Uniform Practices for the Clearance and Settlement of Mortgage-Backed Securities and Other Related Securities, which is published by the Securities Industry and Financial Markets Association.

Yes. The total amount of USDC redeemed will be the same as the amount of USDC that was initially transferred.

b.	The agreement is to repurchase or redeem the financial assets before maturity, at a fixed or determinable price.

Yes. The USDC will be redeemed prior to maturity, at a determinable price, along with any interest charges.

c.	The agreement is entered into contemporaneously with, or in contemplation of, the transfer.

Yes. The USDC loan agreements are entered into contemporaneously with the transfer.

Based on the above, for USDC loans where there is either a fixed maturity or the loan is open-ended, the effective control condition in ASC 860-10-40-5(c) is not met for the USDC transfer. This is because, in either case, the Company maintains effective control over the USDC by being obligated to repurchase the same or similar asset, and/or having a call option and writing a put option on the same or similar asset. The forward/options (depending on the term of the loan) are embedded in the USDC lending transaction and, applying ASC 860-10-40-28(a), the call option as the price is determinable, which results in the Company maintaining effective control. That is because these rights do not exist once the loan is settled and cannot be separately exercised from a reduction or settlement of the loan obligation.

With respect to counterparty risk for USDC loaned, the Company refers the Staff to the disclosure included in Note 6. Collateralized Arrangements and Financing of the Notes to the condensed consolidated financial statements included in the Q2 2024 Form 10-Q, which describes the significantly limited credit exposure associated with all loans due to the Company’s collateral maintenance requirements and strict internal risk management and liquidation protocols for loan counterparty default. Though these USDC loans are not recognized, the same policies and conditions exist for these loans. The Company advises the Staff that in future filings with the Commission, beginning with the Q3 2024 Form 10-Q, the Company has enhanced its disclosures to clarify this. The Company has not experienced any associated credit losses.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

November 15, 2024

The Company also advises the Staff that it disclosed in Note 6. Collateralized Arrangements and Financing of the Notes to the condensed consolidated financial statements included in the Q2 2024 Form 10-Q the amount of USDC the Company pledged as collateral, which as of June 30, 2024 was $259.4 million, including $64.0 million derecognized and $195.4 million not derecognized, and as of December 31, 2023 was $81.5 million, including $51.9 million derecognized and $29.6 million not derecognized. The Company has also disclosed in Note 6. Collateralized Arrangements and Financing of Notes to the condensed consolidated financial statements included in the Q3 2024 Form 10-Q, the amount of USDC the Company pledged as collateral, which as of September 30, 2024 was $299.6 million, including $58.5 million derecognized and $241.1 million not derecognized.

Borrowings and related collateral, page 19

10.	Please tell us and enhance your disclosures in future filings to address the following:

•

Clarify how you account for fees on crypto asset borrowings. In your response, and revised disclosure, please address when borrowing fees are accrued, and how you account for any differences between the value of consideration on the date of accrual and date of settlement.

•	Clarify where borrowing fees are recognized in the statements of operations.

The Company advises the Staff that fees on crypto asset borrowings were immaterial at $2.5 million for the six months ended June 30, 2024 and $4.1 million for the nine months ended September 30, 2024, comprising only 0.1% of operating expenses for both periods. The Company further advises the Staff that effective January 1, 2024, the Company recognizes borrowing fees in transaction expense in order to better align the costs of the Company’s Prime Lending business with the nature of the Company’s related lending activities and with peer reporting, a policy which will be updated in the 2024 Form 10-K. Previously, the Company recognized such expenses in other operating expense, net, as disclosed in Note 2. Significant Accounting Policies to the Notes to the consolidated financial statements included in the 2023 Form 10-K.

As also disclosed in Note 2 in the 2023 Form 10-K, fees on crypto asset borrowings are recognized on an accrual basis. These fee expenses for crypto asset borrowings are accrued and recognized over the term of the loan to recognize the costs of the loan for the period that the loan is outstanding. Further, the Company advises the Staff that when fees are payable in crypto assets, differences between the value of consideration on the date of accrual and the date of settlement have an immaterial impact on the Company’s operating expenses. The Company does not currently pay these borrowing fees in crypto assets.

As noted above, fees on crypto asset borrowings are immaterial at $2.5 million for the six months ended June 30, 2024 and $4.1 million for the nine months ended September 30, 2024. Though this fee amount is not disclosed, the Company refers the Staff to its disclosure of the balance of crypto asset borrowings on the Company’s condensed consolidated balance sheets ($237.5 million at June 30, 2024 and $265.3 million at September 30, 2024), which, when multiplied by the weighted average annual fees on these borrowings as disclosed in Note. 6 Collateralized Arrangements and Financing (2.3% at June 30, 2024 and 2.7% at September 30, 2024), provides this figure to within an immaterial margin of error. Given the magnitude of these expenses, the Company does not believe further disclosure would provide meaningful information to investors or is required.

Note 9. Customer Assets and Liabilities, page 22

11.	We acknowledge your response to prior comment 22. Please address the following:

•

Please provide us with the following information related to your blockchain rewards as of the most recent 2024 interim financial statement period available (and the comparable period). To the extent you are able, provide the information in the form of a schedule that reconciles to the total blockchain rewards recognized for each period:

•

Tell us the amount of blockchain rewards revenue recognized for staking your own assets held for investment, staking assets on behalf of customers on your own nodes and staking assets on behalf of customers on nodes operated by third parties.

•	Tell us the amount of blockchain rewards revenue recognized by type of staking asset supported by your platform.

•	Provide us a schedule detailing the amount of assets staked for each asset supported by your platform, disaggregated by type of customer (i.e. individual or institutional).

•

Clarify for us whether the Company recognized any revenue (in any revenue line item) for staking the Company’s own assets in 2023 or 2024 (through the most recently completed period). To the extent rewards were recognized, please tell us the total revenue recognized in each period, where revenue was recorded, disaggregated by type of crypto asset staked (e.g. ETH, SOL, ATOM, etc.).

•

Specifically, for ETH and ATOM, separately provide us with a detailed step by step walkthrough of the staking process for consumer customers and institutional customers. Your fulsome step by step analysis should begin with a customer’s decision to stake their assets, and include (but not necessarily be limited to) the following:

•	Explain various staking options provided to the consumer to stake the specific asset (ETH and ATOM).

•	Explain how the company handles the staked asset once the consumer decides to engage in staking.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

November 15, 2024

•	Explain how the company interacts with the protocol, including any services the company provides to the protocol by virtue of operating a validator node (if applicable).

•	Explain how/why staking rewards are transferred by the protocol to the company.

•	Explain how staking rewards are transferred by the company to the consumer.

•

Specifically, for both ETH and ATOM, separately provide us with an analysis of how you have considered the five criteria in ASC 606 in determining your revenue recognition policies. In your response, provide a detailed response for both consumer and institutional customers.

In response to the first bullet point in the Staff’s comment:

The Company advises the Staff that income earned by the Company through staking of the Company’s crypto assets is not recorded within blockchain rewards revenue.

Following are the amount of blockchain rewards revenue by source, recognized on staking assets on behalf of customers on the nodes operated by the Company’s affiliates and third parties (in thousands):

[*]

Following are the amount of blockchain rewards revenue recognized on behalf of customers and by type of staking asset supported by the Company’s platform for each asset comprising 5% or more of total blockchain rewards revenue for the period (in thousands):

[*]

Following is a schedule detailing the amount of assets staked for each asset supported by the Company’s platform, for each asset comprising 5% or more of total such assets staked as of that date, disaggregated by type of customer (in millions):

[*]

In response to the second bullet point in the Staff’s comment:

The Company earned income from staking its own assets in 2023 and 2024. Following are the amounts earned by the Company through staking of the Company’s crypto assets, which are recognized in other income (expense), disaggregated by asset for each asset comprising 5% or more of total such income (in thousands):

[*]

In response to the third bullet point in the Staff’s comment:

The Company advises the Staff that the overall staking processes for consumer customers with respect to ETH and ATOM are the same. For institutional clients, there are differences in the staking processes as between ETH and ATOM. A detailed step by step walkthrough of the staking process for ETH and ATOM is set forth below. For the purposes of this response, the Company has assumed that the Staff is asking about ATOM that is the native token of the Cosmos protocol, which is the same token at issue in SEC v. Coinbase, Inc. et al against the Company, and not the ATOM known as Atomicals, which is not tradable or able to be staked on the Company’s platform.

Consumer Customers:

“Customer” as used in this subsection refers to consumer customers. Coinbase, Inc. only facilitates the staking of a customer’s crypto, including ETH and ATOM, in response to a direct instruction to do so from that customer.

After an eligible customer, in an eligible geography, purchases an asset for which Coinbase, Inc. offers staking services, the option to “Start Earning” appears in the Company’s retail user experience within a “Staking” section. The staking options for a customer are simple and limited: a customer can choose to stake their assets or not in the first instance; and, once the assets have been staked, a customer can choose to leave their assets staked or unstake them (including rewards earned). This is true for both ETH and ATOM.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

November 15, 2024

Customers instruct Coinbase, Inc. to perform staking services on their behalf. Coinbase, Inc. facilitates the customer’s participation in staking by operating its own validator nodes, as well as using validator nodes operated by an affiliate of Coinbase, Inc. and third party validator nodes, to perform the staking services on the blockchain network. Those services include block creation, block attestation, reporting malicious activity of other validators and confirming the state of the blockchain at any point in time. Specifically for both ETH and ATOM, if a customer elects to stake their assets, Coinbase, Inc. uses a validator node to stake the ETH or ATOM on the respective blockchain protocols to ensure the customer’s participation in the network.

While a customer’s crypto assets are staked, they remain the property of the customer and are held in the custody of Coinbase, Inc. Coinbase, Inc. does not use or allocate customers’ staked crypto for any other purpose. According to certain protocol rules, including the protocol rules for Ethereum and Cosmos, staked crypto cannot be sold or transferred while it remains staked.

Rewards are paid to the validator nodes by the applicable blockchain protocol in the form of the network’s native token, including ETH and ATOM. The rewards are provided by the applicable blockchain protocol to encourage asset holders to participate in the protocol’s maintenance and network security. When the Ethereum or Cosmos protocol distributes rewards, Coinbase, Inc. passes those rewards along to the customers who staked the crypto assets for each payout period in proportion to the amount of the customers’ staked tokens, less the disclosed commission which represents a percentage of the participating customers’ rewards. Once rewards are received from the Ethereum or Cosmos protocol, Coinbase, Inc. credits those rewards to the customer’s account on Coinbase, Inc.’s ledger, and the rewards are displayed in the customer’s account. Coinbase, Inc. credits staking rewards at different cadences as set forth on the Company’s help center website (https://help.coinbase.com/en/coinbase/coinbase-staking/rewards/earn-rewards-with-staking), depending on the underlying protocol. As a result of protocol payout frequency and internal processing time, Coinbase, Inc.’s customers are credited their rewards at a slight delay after they have been earned onchain. ATOM rewards are paid every seven days and ETH rewards are paid every three days. To provide a uniform customer experience in eligible jurisdictions, Coinbase, Inc. has contractually committed in its User Agreement to restake any rewards that a network distributes in unstaked form. For both Ethereum and Cosmos, those protocols distribute rewards in unstaked form and Coinbase, Inc. restakes the rewards. There is no discretion or particular skill involved in restaking rewards. These rewards are subject to the same unbonding procedures as staked principal, meaning although rewards have been credited, customers must unstake them and wait for the duration of the protocol’s unstaking period to transfer or sell them.

Institutional Customers:

“Institutional client” as used in this subsection refers to Coinbase Prime customers.

The staking options for an institutional client are simple and limited. An institutional client can choose to stake their assets or not in the first instance. Once staked, an institutional client can withdraw unstaked rewards and/or unstake their assets.

An institutional client can choose to stake ETH or ATOM that it holds in a custody vault, which is a segregated wallet securely maintained by Coinbase Custody Trust Company, LLC (“CCTC”). For institutional clients who hold ETH or ATOM and are eligible for staking services, the option to “Stake” appears next to the corresponding wallet in the institutional client’s Coinbase Prime interface.

The institutional client staking process differs for ETH and for ATOM, as described below. A small number of large, sophisticated clients have chosen to enter into separate arrangements which provide for different terms from the large majority of institutional clients.

For ETH, institutional clients’ ETH is not staked to any existing public validator on the Ethereum network. Rather, all ETH staked by institutional clients is staked to one or more dedicated validators, created specifically for that client. Once an institutional client chooses to stake their ETH, CCTC distributes the asset across a number of dedicated validators, depending on the amount of ETH staked. Most of these dedicated validators are operated by Coinbase Crypto Services, LLC (“CCS”), but a minority may also be operated by third parties pursuant to commercial agreements with Coinbase, Inc. or affiliated entities. The institutional client’s staked ETH is allocated automatically across these dedicated validators based on a predetermined formula.

For all institutional clients, ETH staking rewards are distributed through the Ethereum network. Specifically, Ethereum’s staking rewards are distributed to an institutional client’s custody vault automatically as they are earned by the client’s validators. All ETH staking rewards are distributed to institutional clients in the form of unstaked ETH. Institutional clients can choose to withdraw or stake the ETH they earn as staking rewards, in the same manner as any other balance of unstaked ETH.

By default, for ETH, institutional clients’ staking arrangements are entered into pursuant to a contractual addendum to the clients’ agreements for custody and other services from Coinbase, Inc. and affiliated entities. In general, these agreements provide for clients to receive gross staking rewards in their custody vaults, and subsequently receive invoices from CCTC for staking fees on a monthly basis.

For ATOM, institutional clients’ assets are staked to validator nodes, which may be operated by a Coinbase, Inc. affiliate or by a third party. When the client chooses to stake their ATOM, the choice of validator is pre-populated with a public Coinbase, Inc. affiliate-operated validator, but a client currently has the ability to choose to enter the address of any other ATOM validator. After an institutional client has delegated their ATOM principal to a validator node of their choice, the client’s staked principal remains in their custody vault, in a locked state. The selected validator performs blockchain validation tasks, earns staking rewards, and passes through those rewards to the client, net of a staking commission fee set by the validator.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

November 15, 2024

ATOM staking rewards accrue onchain, in the form of unstaked ATOM, but are not automatically distributed to an institutional client’s custody vault. An institutional client can access these staking rewards by unstaking the underlying ATOM principal. At that point, the previously staked ATOM is unstaked, and the institutional client receives the accrued staking rewards in its custody vault in the form of additional unstaked ATOM. The amount of staking rewards received by the institutional client is net of the validator’s staking commission fee, with no invoices required. This process proceeds in the same manner irrespective of whether the institutional client has chosen to stake its ATOM with a validator operated by a Coinbase, Inc. affiliate or by a third party.

In response to the fourth bullet point in the Staff’s comment:

The Company advises the Staff that the accounting analysis provided in the May Letter in response to the Staff’s comment 22 contained in the April Letter is applicable to both ETH and ATOM. Therefore, the Company refers the Staff to its previous response contained in the May Letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

12.

We note your response to prior comment 11 and that changes in average blended fee rate continued to be a driver of changes in consumer and institutional transaction revenue during the three and six months ended June 30, 2024. Please address the following:

•

Expand your disclosures to include a narrative discussion of the different transaction fee levels charged to consumer and institutional customers with a discussion of the basis for charging different fees (e.g. volume of transaction).

•	Tell us how you considered the need to provide key performance indicators related to transaction fee levels (e.g. average blended fee rate, average transaction spread etc.).

In response to the first bullet point in the Staff’s comment:

The Company advises the Staff that beginning with the Q3 2024 Form 10-Q, the Company enhanced its disclosures included in MD&A–Components of Results of Operations—Net Revenue—Transaction revenue to disclose that simple trading has a higher fee rate than advanced trading and the basis. In addition, the Company advises the Staff that in its future Annual Reports on Form 10-K, beginning with the 2024 Form 10-K, the Company will enhance its disclosures included in Item 1. Business—Trading Products—Consumer Trading with a similar disclosure. Additionally, the Company advises the Staff that it will do the same for any future products where fee rates differ significantly and the mix thereof has had or is likely to have a material impact on the Company’s consolidated financial results.

In response to the second bullet point in the Staff’s comment:

The Company further advises the Staff that the Company does not consider average blended fee rate and average transaction spread to be key performance indicators. The Company advises the Staff that, in addition to the measures presented in the Company’s consolidated financial statements, the Company and its management use a limited number of core metrics to evaluate the Company’s business, measure its performance, identify trends affecting the business, and make strategic decisions that reflect, or materially impact, the Company’s consolidated financial results overall. The Company considers these select measures to be its Key Business Metrics, which are disclosed in its periodic reports filed with the Commission. While management does review the measures presented in the Company’s condensed consolidated financial statements, including net revenue, as well as drivers of changes in the Company’s operating results that may be discussed in a particular period in MD&A, including average blended fee rates, the Company does not believe that all material line items in the financial statements, nor all related components of changes in the Company’s results of operations, necessarily rise to the level of a Key Business Metric. The Company believes its existing approach provides investors with more meaningful disclosure, since it allows investors to understand how management evaluates the business, measures performance, identifies trends, and makes strategic decisions, and complies with the requirements of Item 303(a) of Regulation S-K, Section III.B.1 and .2 of the Commission’s Release No. 33-8350, and the instructions to Item 303(b) of Regulation S-K. The Company continues to regularly reassess the Company’s Key Business Metrics, including evaluating other important indicators of Company performance, and advises the Staff that it will make any changes to its Key Business Metrics that it determines are necessary in the future in order to align the Key Business Metrics with how management evaluates the business, measures performance, identifies trends, and makes strategic decisions. The Company further advises the Staff that it discloses in MD&A in its discussion of Results of Operations the portion of the dollar change in revenue attributable to changes in trading volume versus blended fee rates, by customer type, which provides investors with the information that the Company believes is material to investors with respect to drivers of change in transaction revenue between periods.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

November 15, 2024

13.

We note your response to prior comment 12. Among other things, it appears that your safeguarding liability includes both crypto assets custodied for users of your trading platform and crypto assets for which you provide a specific custodial service and generate a fee (e.g. crypto assets custodied for crypto asset funds). Given the increasing trend in your custodial fee revenue, please tell us what consideration you have given to providing disaggregated disclosure for your safeguarding obligation related to custodial services.

The Company advises the Staff that the Company discloses safeguarding customer crypto assets, which includes crypto assets custodied for users of the Company’s trading platform and crypto assets for which the Company provides a specific custodial service, and the related safeguarding customer crypto liabilities within the Note titled “Customer Assets and Liabilities” of the Notes to the consolidated financial statements included in the Company’s periodic filings with the Commission, including in Note 10. Customer Assets and Liabilities of the 2023 Form 10-K and Note 9. Customer Assets and Liabilities of the Q2 2024 Form 10-Q and the Q3 2024 Form 10-Q.

Of the $192.6 billion in safeguarding customer crypto assets disclosed in the 2023 Form 10-K as of December 31, 2023, $99.7 billion, or 52%, were held within the Company’s segregated cold storage solutions offered by the Company’s subsidiaries, Coinbase Custody International Limited (“CCIL”) and CCTC, each a qualified custodian. Of the $269.2 billion in safeguarding customer crypto assets disclosed in the Q2 2024 Form 10-Q as of June 30, 2024, $132.5 billion, or 49%, were held within the Company’s segregated cold storage solutions offered by CCIL and CCTC. Of the $272.7 billion in safeguarding customer crypto assets disclosed in the Q3 2024 Form 10-Q as of September 30, 2024, $139.9 billion, or 51%, were held within the Company’s segregated cold storage solutions offered by CCIL and CCTC. Beyond disclosures of safeguarding customer crypto assets under SAB 121 and an evaluation of materiality, the Company is not aware of any rules requiring disclosure of assets under custody specifically.

[*]

The Company further advises the Staff that it discloses in Note 5. Revenue of the Notes to the consolidated financial statements included in the 2023 Form 10-K, Q2 2024 Form 10-Q, and Q3 2024 Form 10-Q that custodial fee revenue was $70 million, $67 million, and $99 million, respectively, or 2% of the Company’s total revenue in each of the periods covered by the aforementioned reports. While custodial revenue has generally grown in recent periods, it is currently not material to the Company’s overall total revenue, and therefore, the Company believes that its existing disclosure included in the MD&A in its periodic filings with the Commission currently provides investors with sufficient explanation of any material changes in the Company’s custodial fee revenue.

Subscription and services revenue, page 46

14.

Your key business metrics primarily consist of metrics that drive transaction revenue. Considering that stablecoin revenue and blockchain rewards are material components of total revenue, please tell us how you considered the need to provide KPIs specific to these lines of business (e.g. as disclosed on page 5 of your Q2 24 Shareholder letter).

The Company advises the Staff that, in addition to the measures presented in the Company’s consolidated financial statements, the Company and its management use a limited number of core metrics to evaluate the Company’s business, measure its performance, identify trends affecting the business and make strategic decisions that reflect, or materially impact, the Company’s consolidated financial results overall. The Company considers these select metrics to be its Key Business Metrics, which are disclosed in its periodic reports filed with the Commission. The Company further advises the Staff that its management does not have any such Key Business Metrics specifically related to the Company’s stablecoin revenue or blockchain rewards. While its management does review the measures presented in the Company’s condensed consolidated financial statements, including net revenue, as well as drivers of changes in the Company’s operating results that may be discussed in a particular period in the MD&A, the Company does not believe that all material line items in its financial statements, nor all related components of changes in the Company’s results of operations, necessarily rise to the level of a Key Business Metric. Therefore, the Company does not consider it appropriate to adopt additional Key Business Metrics related to stablecoin revenue or blockchain rewards at this time. The Company continues to regularly reassess the Company’s Key Business Metrics, including evaluating other important indicators of Company performance, and advises the Staff that it will make any changes to its Key Business Metrics that it determines are necessary in the future in order to align the Key Business Metrics with how management evaluates the business, measures performance, identifies trends, and makes strategic decisions.

Non-GAAP Financial Measure, page 53

15.

Please further expand the disclosure in your Form 10-Q for the quarter ended September 30, 2024 to more clearly explain how Adjusted EBITDA provides investors with useful information regarding your results of operations. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its description of Adjusted EBITDA in the Q3 2024 Form 10-Q as follows to provide additional detail regarding how Adjusted EBITDA provides investors with useful information regarding the Company’s results of operations (new text in blue):

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

November 15, 2024

“Non-GAAP Financial Measure

In addition to our results determined in accordance with GAAP, we believe Adjusted EBITDA, a non-GAAP financial performance measure, is useful information to help investors evaluate our operating performance because it: enables investors to compare this measure and component adjustments to similar information provided by peer companies and our past financial performance; provides additional company-specific adjustments for certain items that may be included in income from operations but that we do not consider to be normal, recurring, operating expenses (or income) necessary to operate our business given our operations, revenue generating activities, business strategy, industry, and regulatory environment; and provides investors with visibility to a measure management uses to evaluate our ongoing operations and for internal planning and forecasting purposes. For example:

We believe it is useful to exclude certain non-cash expenses, such as depreciation and amortization and stock-based compensation, from Adjusted EBITDA because the amounts of such expenses can vary significantly from period to period and may not directly correlate to the underlying performance of our business operations.

We believe it is useful to exclude certain items that we do not consider to be normal, recurring, cash operating expenses and therefore, not reflective of our ongoing business operations. For example, we exclude: (i) other (income) expense, net, as the income and expenses recognized in this line item are not part of our core operating activities and are considered non-operating activities under GAAP, (ii) gains and losses on crypto assets held for investment (post-adoption of ASU No. 2023-08) because such investments are considered long-term holdings, we do not plan on engaging in regular trading of crypto assets, and, as an operating company, our investing activities in crypto are not part of our revenue generating activities, which are based on transactions on our platform and the sales of subscriptions and services, and (iii) the impact of our restructurings in 2022 and 2023, which are not related to our normal business operations.

We believe Adjusted EBITDA is useful to measure a company’s operating performance without regard to items such as stock-based compensation expense, depreciation and amortization expense, interest expense, other (income) expense, net, restructurings, and benefit from or provision for income taxes that can vary substantially from company to company depending upon their financing, capital structures, and the method by which assets were acquired.

Limitations of Adjusted EBITDA

We believe that Adjusted EBITDA may be helpful to investors for the reasons noted above. However, Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. There are a number of limitations related to Adjusted EBITDA rather than net income (loss), which is the nearest GAAP equivalent of Adjusted EBITDA. Some of these limitations are that Adjusted EBITDA excludes:

•	(benefit from) provision for income taxes;

•	interest expense, or the cash requirements necessary to service interest or principal payments on our debt, which reduces cash available to us;

•	depreciation and intangible assets amortization expense and, although these are non-cash expenses, the assets being depreciated and amortized may have to be replaced in the future;

•

stock-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy;

•	net gains or losses on our crypto assets held for investment, net, after the adoption of ASU 2023-08;

•

other income, net, which represents foreign exchange gains or losses, gains or losses on strategic investments, net gains on the repurchase of certain of our long-term debt and other non-operating income and expense activity;

•	non-recurring lease charges, which represent a non-recurring fee and write-off related to an early lease termination;

•	impairment on crypto assets still held, net, which represents impairment on crypto assets still held and is a non-cash expense, prior to the adoption of ASU 2023-08; and

•	the impact of restructuring, which is not related to normal operations but impacted our results in 2023.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

November 15, 2024

In addition, other companies, including companies in our industry, may calculate Adjusted EBITDA differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our disclosure of Adjusted EBITDA as a tool for comparison. A reconciliation is provided below for Adjusted EBITDA to Net income (loss), the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measure and the reconciliation of Adjusted EBITDA to Net income (loss), and not to rely on any single financial measure to evaluate our business.

Revised definition of Adjusted EBITDA

During the first quarter of 2024, we revised our definition of Adjusted EBITDA as follows and recast prior periods for comparability:

•

to adjust for other income, net in total, as the entire line item represents non-operating activity, and as a majority of the activity recorded in other income, net had been included in the calculation of Adjusted EBITDA previously in separate rows while this combined presentation is more streamlined and easily reconciled to our Condensed Consolidated Statements of Operations;

•

to revise our definition of Adjusted EBITDA to remove the adjustment for crypto asset borrowing costs on Prime Financing, as even though these costs are akin to interest expense on debt, we believe they represent normal, recurring, operating expenses necessary to expand and grow Prime Financing; and

•

to revise our definition of Adjusted EBITDA to change what is adjusted with respect to gains and losses on crypto assets in connection with the adoption of ASU 2023-08, adjusting post-adoption only for gains and losses on crypto assets held for investment, as they do not represent normal, recurring, operating expenses (or income) necessary to operate our business.”

16.

As you have described in your Form 10-K, your operating results are dependent on crypto assets and have and will continue to fluctuate significantly due to their highly volatile nature. As the volatility of crypto assets is inherent to your operations, revenue generating activities, business strategy, and industry, it appears that impairments on these assets (pre-adoption of ASU 2023-08) were part of your normal, recurring operations. Accordingly, please revise to remove the non-GAAP adjustment for impairment on crypto assets still held, net (pre-adoption of ASU 2023-08) in your reconciliation of Adjusted EBITDA. Refer to Regulation G and question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

The Company advises the Staff that when it discloses in its risk factors in its filings with the Commission that its operating results are dependent on crypto assets and the broader cryptoeconomy, and that due to the highly volatile nature of the cryptoeconomy the Company’s operating results have, and will continue to, fluctuate, it is referring primarily to the impact of such dependence on the Company’s core revenue generating and operating activities, such as transactions on its platform and the sale of subscription and services – not from the gains or losses on its crypto assets held for investment. To that end, in the first bullet within the referenced risk factor, the Company cites that operating results will fluctuate significantly due to, among other things, the Company’s offerings that are dependent on crypto assets trading activity. The Company advises the Staff that its offerings refers to its offerings of products and services. A number of the other bullets listed in the aforementioned risk factor also refer to crypto asset volatility driving fluctuations in operating results due to the impact of such volatility on the Company’s revenue generating activities and operating activities. For example, the risk factor refers to the mix of revenue between transaction and subscription and services, ability to diversify and grow subscriptions and services and ability to control costs, including operating expenses. Moreover, in the Company’s risk factors on page 62 of the Q3 2024 Form 10-Q, the Company elaborates that its total revenue is substantially dependent on the prices of crypto assets and the volume of transactions conducted on its platform.

While crypto assets are inherently volatile, the Company believes that given the Company’s investment strategy with respect to crypto assets held for investment, which comprise the substantial majority of the Company’s crypto assets held, impairments (pre-adoption of ASU 2023-08) resulting from such volatility are appropriately excluded from Adjusted EBITDA as the Company considers such investments to be long-term holdings, it does not engage in regular trading of its crypto assets held for investment, and such impairment has an immaterial impact on Adjusted EBITDA (for example, for the year ended December 31, 2023, impairments on crypto assets held for operations constituted $7.5 million of $964 million of Adjusted EBITDA). Therefore, volatility that results in impairment is not factored into management’s investment strategy with respect to crypto assets. Moreover, because these crypto assets are considered by the Company to be long-term holdings, the Company does not have any employees whose role is dedicated to actively managing these crypto asset investments and only the Company’s Chief Financial Officer and a handful of other employees spend any time relating to these crypto asset investments, which time spent is extremely limited. Accordingly, crypto assets held for investment are not a core part of the Company’s operating activities or business strategy.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

November 15, 2024

Prior to adoption of ASU 2023-08, the Company adjusted for impairments on crypto assets still held, net, which included impairments on both crypto assets held for investment and operations. The Company believes it was appropriate to adjust for such impairments at the time since the substantial majority of such impairments were considered by the Company to be non-operating expenses (i.e. the impairments on crypto investments that the Company is planning to hold long-term). However, these impairments were required to be recorded as operating expenses due to the applicable GAAP in effect at that time which required impairments taken on intangible assets be recorded within operating expenses. Gains and losses on remeasurement of the Company’s crypto assets held for operations have an immaterial impact on Adjusted EBITDA (for example, for the year ended December 31, 2023, impairments on crypto assets held for operations constituted $7.5 million of $964 million of Adjusted EBITDA).

When the Company adopted ASU 2023-08, as allowed by the standard, it changed its GAAP income statement presentation based on the nature and purpose of the crypto assets held, with gains and losses on crypto assets held for investment being recorded outside of operating income in non-operating income and expense within the consolidated statements of operations and gains and losses on crypto held from operations and its other crypto portfolios recorded and presented in operating income and expense. As disclosed in the Company’s filings with the Commission, beginning with the adoption of ASU 2023-08 in the Q1 2024 Form 10-Q, the Company revised its definition of Adjusted EBITDA accordingly and has taken the approach to adjust from its net income or loss to arrive at its Adjusted EBITDA measure for all non-operating income and expenses. This includes gains and losses on crypto assets held for investment, as the Company does not consider these to be part of its core operating activities, and these are considered non-operating activities under GAAP.

Accordingly, for the reasons described above, the Company believes this policy does not arrive at a non-GAAP performance measure that excludes normal, recurring, cash operating expenses necessary to operate its business and is therefore not misleading or in violation of Question 100.01 of the Staff’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures (“C&DIs”). In addition, the Company advises the Staff that it is not wholesale reversing the impact of ASU 2023-08 through this adjustment, and thus this adjustment does not have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP in violation of Question 100.04 of the Staff’s C&DIs; the Company is merely consistently applying its policy of adjusting for all non-operating activity in arriving at Adjusted EBITDA by excluding a subset of crypto asset gains and losses that comprise a line item on the face of its financial statements relating to an activity that is not, pursuant to GAAP, considered operating income or an operating expense and does not relate to its core operations, revenue generating activities, or business strategy, consistent with its treatment of all non-operating activity and with what the Company believes is the approach of many other companies for their non-operating activity. The Company also refers the Staff to the Company’s response to the Staff’s Comment 18 below.

The primary purpose of adjusting for impairment on crypto assets held from net income or loss to arrive at the Company’s Adjusted EBITDA measure is to give investors information regarding the Company’s core revenue generating activities, isolating the impact of items like impairments on crypto assets held (pre-adoption of ASU 2023-08) which have caused the Company’s operating results under GAAP to fluctuate in particular periods even though the Company is planning to hold such assets for the long-term, where such assets are not part of the Company’s core revenue generating or operating activities. The Company further notes that these impairments constitute non-cash expenses and that other companies, including many companies in the Company’s industry, commonly adjust for gains and losses on investments from their Adjusted EBITDA measures which are analogous to the Company’s adjustment with respect to impairment of crypto assets held (pre-adoption of ASU 2023-08). The Company believes these adjustments are useful based on prevailing feedback from its investors; the Company’s adjustments to net income or loss to arrive at the Company’s Adjusted EBITDA measure allow investors to focus on the Company’s core business fundamentals and not on short-term crypto market movements on crypto assets that are intended to be held long-term. The Company advises the Staff that nearly half of its coverage research analysts value the Company’s business with an Adjusted EBITDA multiple. Further, these adjustments make the Company’s Adjusted EBITDA more comparable to that of other companies, which take a similar approach in adjusting for items that are non-operating in nature. The Company advises the Staff that it has noted companies, within and outside the Company’s industry, including Airbnb, Block, Brookfield, Doordash, Intuit, Peloton, Pinterest, Roku, and Uber, adjust their non-GAAP measures for gains and losses on investments and other non-operating income and expense. The Company further notes that a number of the aforementioned companies are in the Company’s compensation peer group. The Company’s adjustment of crypto assets held for investment post-adoption of ASU 2023-08, which are similarly non-operating by nature, is analogous to these other filers, and therefore allows for comparability between the Company and companies within and outside the Company’s industry, including peer companies.

The Company further advises the Staff that it believes it has clearly outlined the limitations of Adjusted EBITDA as an analytical tool, including the limitations with respect to the exclusion of crypto asset impairment charges, in its filings with the Commission, and that it believes that adjusting for impairments of crypto assets held (pre-adoption of ASU 2023-08) is not misleading and is thus not inconsistent with Question 100.01 of the C&DIs.

The Company further acknowledges the Staff’s request and notes that, in doing so, it has considered that a portion of the adjustment to arrive at Adjusted EBITDA in periods prior to 2024 relates to crypto assets held for operations (as defined in accordance with ASU 2023-08), and that adding back that portion of the losses and subsequent recoveries is inconsistent with its policy post-adoption of ASU 2023-08 of only adjusting Adjusted EBITDA for gains and losses associated with crypto assets held for investment, which as noted are not core to the Company’s revenue generating, operations, or business strategy. Accordingly, in response to the Staff’s comment, the Company considered revising the calculation of Adjusted EBITDA for prior comparative periods (the periods prior to 2024) in the upcoming 2024 Form 10-K. However, the Company determined not to revise its Adjusted EBITDA definition to remove the portion of the non-GAAP adjustment relating to crypto assets held for operations because the Company’s crypto assets held for operations have an immaterial impact on Adjusted EBITDA (for example, for the year ended December 31, 2023, impairments on crypto assets held for operations

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

November 15, 2024

constituted $7.5 million of $964 million of Adjusted EBITDA), and the Company believes that changing prior period Adjusted EBITDA for immaterial amounts will not materially change any trends, valuations, or other qualitative considerations or otherwise provide investors with materially useful information and may, on the contrary, cause confusion. Moreover, removing the entire adjustment for impairment (pre-adoption of ASU 2023-08) would distort any Adjusted EBITDA trends by further departing from a presentation that aligns with the Company’s policy post-adoption of ASU 2023-08 of adjusting for gains and losses associated with crypto assets held for investment. Finally, the Company considered that following the disclosure included within its 2024 Form 10-K, the prior year comparative period in filings made with the Commission thereafter for Adjusted EBITDA (i.e. 2024 and after) will only include the adjustments post-adoption of ASU 2023-08 and, therefore, the Company’s presentation of impairment pre-adoption of ASU 2023-08 will no longer be included in its filings following the 2024 Form 10-K. Accordingly, for the reasons described above, the Company advises the Staff that the Company does not intend to revise its calculation of Adjusted EBITDA for prior periods.

17.

With the adoption of ASU 2023-08, we note that you adjust for gains and losses on crypto assets held for investment in your reconciliation of Adjusted EBITDA. Please describe in more detail the nature of crypto assets held for investment, your investment strategy for these assets, and how these assets are used in your operations. Tell us what circumstances, if any, would change your current plans to hold these assets for the long-term.

The Company advises the Staff that as disclosed in Note 2. Summary of Significant Accounting Policies in the Company’s Notes to its condensed consolidated financial statements included in the Q2 2024 Form 10-Q, Crypto assets held for investment (detailed by asset in Note. 8 Crypto Assets Held for Investment) are considered long-term holdings and are not used in the Company’s daily operations.

From time to time, the Company allocates a portion of excess liquidity to crypto asset investments. Crypto asset investments are intended to be long-term holdings, which aligns with the Company’s belief that crypto assets will become important assets in the broader financial system. The Company does not plan on engaging in regular trading of crypto assets. Because these crypto assets are considered by the Company to be long-term holdings, the Company does not have any employees whose role is dedicated to actively managing these crypto assets held for investment, and only the Company’s Chief Financial Officer and a handful of other employees spend any time relating to these crypto assets held for investment, which time spent is extremely limited. Accordingly, such activities are not a meaningful aspect of the Company’s operating activities or strategy. Moreover, as an operating company, the Company’s investing activities in crypto are not part of the Company’s revenue generating activities, which are based on transactions in crypto assets that occur on the Company’s platform and the sales of subscriptions and services, but rather are similar to other long-term investment strategies seeking to generate a return on investment. Staking rewards received on crypto assets held for investment are reinvested in the Company’s crypto investment portfolio. Similarly, once loaned crypto assets are repaid, which are originated from crypto assets held for investment, the Company continues to hold them for investment as long-term assets. The Company advises the Staff that the Company has no plans to change its current policy of holding crypto assets held for investment primarily over the long term. In the event of a liquidity stress event, which could necessitate the use of the crypto investment assets, the Company may change its policy and sell crypto assets held for investment to generate liquidity. If the Company’s investment strategy changes, impacting all or a portion of these crypto assets, the Company will reconsider whether it continues to be appropriate to make an adjustment to Adjusted EBITDA for gains and losses on the associated crypto assets, and will update the disclosure of its policies in its future filings with the Commission accordingly.

18.

We note that, following the adoption of ASU 2023-08, the crypto assets you hold are measured at fair value with gains and losses recognized through net income. However, the adjustment for Gain on crypto assets held for investment, net (post-adoption of ASU 2023-08) has the effect of reversing your adoption of the new standard for your crypto assets held for investment. Please tell us why you believe this adjustment is appropriate and how you considered question 100.04 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

The Company advises the Staff that the Company includes an adjustment for the gain or loss on crypto assets held for investment, net (post-adoption of ASU 2023-08) in the Company’s calculation of Adjusted EBITDA because such investments are considered long-term holdings, the Company does not plan on engaging in regular trading of crypto assets and, as an operating company, the Company’s investing activities in crypto are not part of the Company’s revenue generating activities, which are based on transactions in crypto assets that occur on the Company’s platform and the sales of subscriptions and services, or a meaningful part of the Company’s operating activities. Gains and losses on crypto assets held for operations and the Company’s other crypto portfolios relate to its operating activities and accordingly, are presented in operating expenses and are not excluded from the calculation of Adjusted EBITDA. Question 100.04 of the C&DIs addresses a non-GAAP adjustment that has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. The Company’s Adjusted EBITDA measure simply excludes a line item that appears on the face of Company’s statements of operations in its financial statements for the reasons discussed in this response and in response to the Staff’s Comment 16 above – similar to other common exclusions from Adjusted EBITDA measures used by the Company and other companies (such as stock-based compensation expense) – and is not changing a recognition or measurement principle under GAAP. The Company respectfully advises the Staff that exclusion of this line item is not comparable to the examples of non-GAAP adjustments listed in Question 100.04 that would result in a misleading presentation in contravention of the recognition and measurement principals required to be applied under GAAP such as changing the pattern of recognition, changing the basis of accounting for revenue and expenses from an accrual basis in accordance with GAAP to a cash basis, or presenting revenue on a gross or net basis when GAAP requires a contrary presentation. As noted above by the Company in response to the Staff’s Comment 16, many companies in the Company’s industry commonly adjust for gains and losses on investments from their Adjusted EBITDA measures which are analogous to the Company’s adjustment with respect to gains or losses on crypto assets held for investment.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

November 15, 2024

In addition, the Company advises the Staff that it is not wholesale reversing the impact of ASU 2023-08 through this adjustment, and thus this adjustment does not have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP in violation of Question 100.04 of the Staff’s C&DIs; the Company is merely consistently applying its policy of adjusting for all non-operating activity in arriving at Adjusted EBITDA by excluding a subset of crypto asset gains and losses that comprise a line item on the face of its financial statements relating to an activity that is not, pursuant to GAAP, considered operating income or an operating expense and does not relate to its core operations, revenue generating activities, or business strategy, consistent with its treatment of all non-operating activity and with what the Company believes is the approach of many other companies for their non-operating activity. In fact, the Company advises the Staff that the Company’s Adjusted EBITDA measure does not exclude the impact of ASU 2023-08 with respect to gains and losses on crypto assets held for operations, since the Company does consider such assets to be part of its operating activities, and thus, as noted, does not have the effect of reversing the adoption of the full impact of ASU 2023-08.

19.

You state that you adjust for Other (income) expense, net in total in your reconciliation of Adjusted EBITDA because the entire line item represents non-operating activity. Please revise to present and quantify each non-GAAP adjustment included within this line item separately in the reconciliation or in a detailed footnote to the reconciliation. In addition, explain how you determined that each of the components of Other (income) expense, net do not relate to your operations. For example, it appears that Strategic investment losses, net relates to your operations, revenue generating activities, and business strategy as you state in your Form 10-K for the year ended December 31, 2022 that you have actively pursued strategic investments in products, technologies, and companies that will strengthen and expand your business and provide access to new customers and markets. With your response, please also address Gains on crypto asset loan receivables and Gains on other financial instruments, net.

The Company advises the Staff that it has not provided a detailed breakout of Other (income) expense, net within the Non-GAAP Financial Measure section of MD&A, because the Company has already done so in the Results of Operations section of MD&A. It would be duplicative, and therefore the Company does not believe it would be helpful to investors, to repeat this detailed breakout of Other (income) expense, net in an additional location within MD&A. The Company believes this approach complies with the requirements of Section III.B.2 of SEC Release No. 33-8350, the instructions to Item 303(b) of Regulation S-K, and other Staff guidance on avoiding duplicative disclosures. In order to ensure that investors make the connection between the disclosures in these two sections of MD&A, beginning with the Q3 2024 10-Q, the Company has footnoted the Other (income) expense, net row in the table reconciling Adjusted EBITDA to Net income or loss and cross-reference to the detailed Other (income) expense, net table within the Results of Operations section of MD&A.

The Company further advises the Staff that none of the components of Other (income) expense, net are part of the Company’s core operating activities and that these components are considered non-operating activity under GAAP, as follows:

•

Strategic investment losses, net – these investments are made by the Company in equity instruments of investees within the broader crypto ecosystem and not within areas that represent the Company’s core operating activities, and the Company is not in the business of investing in other companies nor are the investments part of the Company’s revenue generating activities.

•

Losses on other financial instruments, net – these are primarily gains and losses on crypto asset receivables due from the Company’s strategic investments that, when converted, will be held for investment, and do not represent activities comprising the Company’s core operating activities. Moreover, these losses have been immaterial, totaling $11.4 million for the six months ended June 30, 2024 and $8.9 million for the nine months ended September 30, 2024.

•

Gains or losses on crypto asset loan receivables originated from crypto assets held for investment – these are gains and losses on the fair value remeasurement of crypto asset loans receivable that are originated from assets out of the Company’s crypto asset investment portfolio and do not represent activities that are part of the Company’s core operating activities. Moreover, these gains and losses have been immaterial, totaling $8.5 million for the six months ended June 30, 2024 and $0.02 million for the nine months ended September 30, 2024.

•

Foreign exchange (gains) losses, net – these are primarily gains and losses on cash that is intended to be used for investing purposes and therefore are not directly associated with activities comprising the Company’s core operating activities. Adjustment for these gains and losses allows for better comparability between periods.

•	Other – primarily consists of a gain on the repurchase of certain of the Company’s 2026 Convertible Notes and Senior Notes during 2023 and is not part of the Company’s core operating activities.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

November 15, 2024

The Company notes that these activities are commonly excluded from non-GAAP measures by other companies within and outside of the Company’s industry, including its compensation peer group.

Item 1A. Risk Factors

The Most Material Risks Related to Our Business and Financial Position

A particular crypto asset, product or service’s status as a “security”, page 80

20.

We note your response to prior comment 5. In your response, you indicate that you no longer intend to include the disclosure that “there is currently no certainty under the SEC’s application of the applicable legal test as to whether particular crypto assets, products, or services would be deemed securities” in your Item 1 disclosure. However, we note that substantially similar disclosure was included in the risk factor on page 80 of your Form 10-Q filed August 1, 2024. Please confirm that in future filings you will revise your risk factor disclosure consistent with your proposed revised Item 1 disclosure. We also note the statement that “whether any given crypto asset, product or service would be ultimately deemed to be a security is uncertain and difficult to predict notwithstanding the conclusions of the SEC or any conclusions we may draw based on our risk-based assessment.” In future filings please revise to clarify, if accurate, that you are referring to being deemed a security by a federal court.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has updated its risk factor disclosure on page 77 of the Q3 2024 Form 10-Q as follows (new text in blue, deletions in red):

“A particular crypto asset, product or service’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize a crypto asset or product offering, we may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

The SEC and its staff have taken the position that a range of crypto assets, products and services fall within the definition of a “security” under the U.S. federal securities laws. Despite the SEC being the principal federal securities law regulator in the United States, whether or not an asset, product, or service is a security or constitutes a securities offering under federal securities laws is ultimately determined by a federal court. The legal test for determining whether any given crypto asset, product, or service is an investment contract security was set forth in the 1946 Supreme Court case SEC v. W.J. Howey Co. and whether any given crypto asset, product, or service is a note in the 1990 Supreme Court case Reves v. Ernst & Young. The legal tests for determining whether any given crypto asset, product, or service is a security requires a highly complex, fact-driven analysis. Accordingly, whether any given crypto asset, product or service would be ultimately deemed by a federal court to be a security is uncertain and difficult to predict notwithstanding the conclusions of the SEC or any conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular crypto asset, product or service could be deemed a “security” or “securities offering” under applicable laws. The SEC generally does not provide advance guidance or confirmation on its assessment of the status of any particular crypto asset, product, or service as a security. Furthermore, in our view, statements by the SEC and its staff have appeared contradictory at times. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the approach to enforcement by the SEC and its staff.

The SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given crypto asset is a security in April 2019. The SEC has also recently brought enforcement actions and entered into settlements with numerous cryptoeconomy participants alleging that certain digital assets are securities, including the June 2023 SEC Complaint. These statements, framework and enforcement actions are not rules or regulations of the SEC and are not binding on the SEC. As noted above, whether any given crypto asset, product or service would be ultimately deemed by a federal court to be a security is uncertain and difficult to predict. ~~There is currently no certainty under the SEC’s application of the applicable legal test as to whether particular crypto assets, products or services are not securities.~~ Moreover, the SEC and the Commodities Futures Trading Commission (the “CFTC”) and their senior officials have, at times, taken conflicting positions in speeches and enforcement actions as to whether a particular crypto asset is a security or commodity.”

The theft, loss, or destruction of private keys required to access an crypto assets, page 87

21.

We note your response to prior comment 6 and the risk factor “The theft, loss, or destruction of private keys required to access any crypto assets held in custody for our own account or for our customers may be irreversible” on page 87 of your Form 10-Q filed August 1, 2024. We note your disclosure in that risk factor that “the level of insurance maintained by us may not be available or sufficient to protect us or our customers from all possible losses or sources of losses.” Please revise this risk factor in future filings to describe your limited coverage in greater detail, providing your shareholders a better understanding of how the total value of insurance coverage that would compensate you in the event of theft or other loss of funds compares to the total value of crypto assets in your possession and control. Additionally, tell us in your next response whether you may be liable for the full amount of losses suffered, which could be greater than all of your remaining assets, and if such is the case, please disclose that fact in future filings.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

November 15, 2024

The Company acknowledges the Staff’s comment and advises the Staff that the Company has updated its risk factor disclosure on page 84 of the Q3 2024 Form 10-Q as follows (new text in blue, deletions in red):

“The theft, loss, or destruction of private keys required to access any crypto assets held in custody for our own account or for our customers may be irreversible. If we are unable to access our private keys or if we experience a hack or other data loss relating to our ability to access any crypto assets, it could cause regulatory scrutiny, reputational harm, and other losses.

Crypto assets are generally controllable only by the possessor of the unique private key relating to the digital wallet in which the crypto assets are held. While blockchain protocols typically require public addresses to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the crypto assets held in such a wallet. To the extent that any of the private keys relating to our wallets containing crypto assets held for our own account or for our customers is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, we will be unable to access the crypto assets held in the related wallet. Further, we cannot provide assurance that our wallets will not be hacked or compromised. Crypto assets and blockchain technologies have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. Any loss of private keys relating to, or hack or other compromise of, digital wallets used to store our customers’ crypto assets could adversely affect our customers’ ability to access or sell their crypto assets, require us to reimburse our customers for their losses, and subject us to significant financial losses in addition to losing customer trust in us and our products. As such, any loss of private keys due to a hack, employee or service provider misconduct or error, or other compromise by third parties could hurt our brand and reputation, result in significant losses, and adversely impact our business.

To mitigate the risks associated with the loss or theft of keys, we utilize both hot wallets and cold wallets in our custodial solutions. We actively manage wallet balances and generally seek to hold no more than 2% of custodied assets in hot wallets at any given time. Cold wallet private key materials are stored and secured at facilities within the United States and Europe. We store the substantial majority of our own crypto asset holdings utilizing the same storage solutions that we provide to our customers. In limited cases, we use storage solutions not offered to our customers to store immaterial amounts of crypto held for corporate purposes outside of our core custodial product offerings. Additionally, our Coinbase Asset Management offering utilizes both Coinbase and third parties as custodians.

At all times, we hold corporate assets in excess of the total amount of assets held in our hot wallets. Similar to most financial institutions, the total customer assets on our platform, such as those assets held in cold storage, are substantially more than our corporate assets and available insurance. While we have for years maintained, and continue to maintain, a commercial crime insurance policy, which has a one-year term without automatic renewals, in the event of a loss from our cold wallets, our assets may be insufficient to cover amounts that exceed our insurance coverage. We may be liable for such uninsured losses where we are required to reimburse customers, and such liability could cause our business, operating results, and financial condition to be adversely impacted. ~~We have for years maintained, and continue to maintain, a commercial crime insurance policy, which has a one-year term without automatic renewals. The crypto insurance market is limited, and therefore, the level of insurance maintained by us may not be available or sufficient to protect us or our customers from all possible losses or sources of losses,” and such losses may exceed our remaining assets, which could cause our business, operating results, and financial condition to be adversely impacted in the event of such uninsured loss.~~”

Other Risks Related to Our Business and Financial Position Because our long-term success depends, page 91

22.	We note your response to prior comment 7 and reissue in part. In your next response letter please describe for us in greater detail the current functionality of the NFT marketplace.

The Company advises the Staff that, as noted in the Company’s prior responses to the Staff, the Company did not monetize, and therefore derived no revenue from, the Coinbase NFT marketplace. The Company further advises the Staff that the Company deprecated the Coinbase NFT marketplace as of August 1, 2024 and it is no longer in operation or accessible by users.

*******

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

November 15, 2024

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (310) 434-5403, or, in his absence, Michael Brown at (415) 875-2432.

Sincerely,

/s/ Ran Ben-Tzur
Ran Ben-Tzur Partner

FENWICK & WEST LLP

CC:	Brian Armstrong
Alesia Haas
Paul Grewal, Esq.
Molly Abraham, Esq.
Coinbase Global, Inc.

Michael Brown, Esq.
Jennifer Hitchcock, Esq.
Fenwick & West LLP

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]